82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

re Exchange: KLS

FOR IMMEDIATE RELEASE

SUPPL

KELSO SIGNS ENGAGEMENT AGREEMENT WITH DOMINICK & DOMINICK TO ASSIST IN RAISING US$3-MILLION

TUESDAY, April 30 2002, Vancouver, BC — Kelso Technologies Inc. (TSX Venture Exchange: KLS), developer of the unique JS75 SRV pressure relief valve product, is pleased to announce that it has signed an Engagement Agreement whereas Dominick & Dominick, a Toronto-based Canadian subsidiary of parent company Dominick & Dominick Securities Inc. of New York, shall use their best efforts to secure financing of up to US$3-Million.

Dominick and Dominick, an investment banking firm, was established in the US in 1870 and is the oldest continuing member of the New York Stock Exchange. It has offices throughout the United States, Canada, England and Switzerland.

Under the terms of the agreement, Dominick & Dominick will assist Kelso in developing a comprehensive plan for raising capital and introducing Kelso to various potential finance sources.

Commenting on the agreement, Stephen L. Grossman, CEO and President said "*While living in Chicago, Illinois, I found Dominick & Dominick to have an indisputable reputation and excellent credibility when it came to my own personal financial objectives. Due to that association, I am pleased Kelso has engaged Dominick & Dominick as its partner in pursuing Kelso's financial goals and hopefully it will bring long-term value to our shareholders.*"

About Kelso Technologies

Kelso's patented base technology, an external pressure relief valve, initially developed for commercialization in the rail industry, offers increased safety in transporting goods. With increasing demands and dramatic changes in the transporting of hazardous materials, Kelso's JS75 SRV valve delivers unparalleled performance and safety, and resolves issues associated with today's technology.

Kelso's first product application, the Kelso JS75 SRV (safety relief valve), is currently traveling throughout North America on railroad tank cars in order to fulfill the AAR Service Trial requirement, prior to commercialization. Mr. Grossman commented, "Over the past five months, the JS75 SRV 75 lb. pressure relief valve has been performing flawlessly during the Association of American Railroads (AAR) Service Trial."

Kelso's JS SRV technology is patented in the USA and Australia and is patent protected in 18 other countries. Its base technology is adaptable for the rail, petrochemical, stationery storage, pipeline, trucking, marine and air industries.

Kelso's research and development is being done in both Brantford, Ontario and Kulpsville, Pennsylvania. Its outsourced manufacturing facility is located in Kulpsville, Pennsylvania. Future plans call for Kelso's marketing and distribution to be coordinated through its corporate headquarters in Vancouver, British Columbia.

About Dominick & Dominick

Established in the US in 1870, it is the US's oldest continuing member of the New York Stock Exchange. In 1929, it opened its first office in Canada and today it has additional offices in England and Switzerland. Dominick & Dominick provides investment banking, money management and a full range of brokerage services.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

(Signed) On behalf of the Board of Directors
John L. Carswell, Director

dw 6/17

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

FOR IMMEDIATE RELEASE

TSX Venture Exchange: KLS

KELSO APPOINTS CHIEF FINANCIAL OFFICER

May 1, 2002, Vancouver, BC — Kelso Technologies is pleased to announce that it has appointed Edward Todd Grunberg to the position of Chief Financial Officer.

Mr. Grunberg gained his industry experience through executive positions in Marketing, Operations and Financial Management at various corporations including Nortel Networks and N.V. Philips. He successfully led a number of Business Units at Philips. More recently, Mr. Grunberg has been involved with start-ups in Telecommunications, Semiconductors and Consumer Electronics. He played a pivotal role at Tri-Vision Electronics in promoting the V-chip to the media which led to a successful IPO. Mr. Grunberg's experience and network of contacts will be instrumental in assisting with the capitalization of Kelso Technologies Inc.

Mr. Grunberg has been engaged at various times over the last 18 months to provide consulting services to Kelso on a wide range of matters. Due to his extensive background, he was able to develop a detailed and sound strategy for Kelso's business operations, long-term goals, capital structure and financial needs. He first began his association with Kelso when he was engaged to assist in the development of Kelso's strategic business plan which is currently being used by the Company to raise capital in order to execute its business strategy. In assisting with the development of this plan and through providing subsequent financial consulting services, Mr. Grunberg will be instrumental in assisting the Management and Board of Directors in reaching its identified objectives in the near term. As the Company evolves, it is expected that executive appointments will take place within Kelso to ensure that it progresses towards its long term goals.

Kelso Technologies trades on the TSX Venture Exchange under the symbol KLS.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685 or by email to investor_relations@kelsotech.com.

(Signed) On behalf of the Board of Directors
Stephen L. Grossman, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 899-1274 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor_relations@kelsotech.com Website: www.kelsotech.com